Exhibit 99.1

ENERFLEX LTD. ANNOUNCES APPOINTMENT OF MR. RODNEY D. GRAY AS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER TO STEWARD FINANCIAL STRATEGY AND DRIVE LONG-TERM SHAREHOLDER VALUE

NEWS RELEASE

CALGARY, Alberta, June 28, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) is pleased to announce the appointment of Mr. Rodney D. Gray as Senior Vice President and Chief Financial Officer, effective July 1, 2023. Mr. Gray will be responsible for Enerflex’s financial reporting, treasury, tax, internal audit, corporate development, and capital market functions and will support the Company’s strategic and capital allocation decisions.

“We are thrilled to have Rod join the Enerflex team,” said Marc Rossiter, Enerflex’s President and Chief Executive Officer. “With his wide-ranging experience, deep understanding of capital markets, and prudent financial management, I am confident that Rod will steward Enerflex’s disciplined capital allocation decisions, enhance our financial capabilities, and drive long-term profitable growth, while upholding our strong values-based culture. His expertise will be instrumental as we continue to strengthen our financial position, deliver value to our shareholders, and expand our market presence as a leading supplier of critical energy infrastructure and energy transition solutions around the globe.”

Mr. Gray has over 30 years of experience in the energy industry, including the last nine years with Baytex Energy Corp., serving most recently as Executive Vice President and Chief Financial Officer where he helped steward the company’s overall strategy through unprecedented macroeconomic volatility. He is a Chartered Accountant and holds a Bachelor of Commerce degree with Honours from Queen’s University.

“I am excited to be joining Enerflex to support the execution of its global strategy, including delivering on the Company’s near-term priorities of strengthening its financial position and enhancing shareholder returns,” explained Mr. Gray. “I am impressed by the Company’s strong global presence, unique approach in enabling the energy transition, and its commitment to operational excellence and innovation. I look forward to working alongside my new teammates as we collectively harness these strengths to create superior value for Enerflex shareholders.”

Enerflex would like to extend its gratitude to Mr. Matthew Lemieux for his service as Interim Chief Financial Officer over the last three months and for his thoughtful approach to capital allocation and balance sheet management.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in over 90 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Stefan Ali

President & Chief Executive Officer	Vice President, Investor Relations & Business Development, Energy Transition
Tel: (403) 387-6325	Tel: (403) 717-4953